Exhibit 99.1

PERDIGÃO S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 35.300.149.947

MINUTES OF THE ORDINARY GENERAL MEETING AND

2nd/2009 EXTRAORDINARY GENERAL MEETING HELD ON APRIL 30 2009

(Drafted in  summarized form pursuant to Article 130, Paragraph 1 of Law 6.404/76)

DATE, TIME AND PLACE: April 30 2009 at 3:00 p.m. at the Company’s registered offices at Av. Escola Politécnica, 760 in the city and state of São Paulo-SP. QUORUM: Shareholders representing 70,55% of the voting capital. Also present at the Meeting representing the Company, the Chief Executive Officer, José Antonio do Prado Fay and the Financial and Investor Relations Officer, Leopoldo Viriato Saboya, Control and Planning Officer, José Mauricio Mora Puliti, and representing member of the Fiscal Council, Attílio Guaspari. Also present were José Luiz Ribeiro de Carvalho and Priscila Araújo Santos, representatives of KPMG Auditores Independentes S/C. CONVENING NOTICE: Published in the newspapers: Diário Oficial-SP and Valor Econômico-SP, editions of April 14, 15 and 16 2009. FINANCIAL STATEMENTS: Published in the Diário Oficial-SP and Valor Econômico-SP on March 24 2009. TABLE: Nildemar Secches, Chairman and Ney Antonio Flores Schwartz, Secretary;  AGENDA OF THE DAY: 1. Examine and vote on the Management Report, Financial Statements and other documents with respect to the fiscal year ending December 31 2008, and to deliberate on the allocation of the Company’s results; 2. Ratify the distribution of remuneration to the shareholders, pursuant to the resolution of the Board of Directors; 3. Elect the members of the Board of Directors. Pursuant to CVM instructions 165 and 282, the minimum percentage of the voting capital necessary for requesting cumulative voting rights is 5%; 4. Elect the Fiscal Council/Audit Committee; 5. Establish the annual aggregate compensation for the members of management and the Fiscal Council.  RESOLUTIONS ADOPTED (approved by the most shareholders): 1. Approved the Management Report, Financial Statements and other documents with respect to the fiscal year terminating on December 31 2008  and the allocation of the Company’s Net Income for the Fiscal Year 2008 as follows: Net Income for the Fiscal Year R$ 77,438,052.34, Absorption of loss (pursuant to Law 11.638/07) (R$ 232,107.83), Net Income to be allocated R$ 77,205,944: Legal Reserve R$ 3,860,297.23, balance allocated to Interest on Shareholders’ Equity R$ 73,345,647.28; Balance of Net Income R$ 73,345,647.28, Utilization of the Reserve for Expansion R$ 3,069,571.38, Total Distributed: R$ 76,415,218.66; 2. Ratified the resolutions of the Board of Directors ad referendum of the General Meeting, approving the payment of interest on shareholders capital of R$ 0.37 (thirty-seven centavos) per share totaling R$ 76,415,218.66 (seventy-six million, four hundred and fifteen thousand, two hundred and eighteen Reais sixty-six centavos), subject to withholding tax at source, except for shareholders that are immune or exempt, corresponding to the free float of 206,527,618 shares, with a baseline date of April 22 2008 and ex-interest rights on April 23 2008. The payout was effected in the following manner: (i) on August 29 2008, R$ 0.25 (twenty-five  centavos) per share, for a total of R$ 51,631,904.50 (fifty-one million, six hundred and thirty-one thousand, nine hundred and four Reais and fifty centavos); and (ii) on February 27 2009, R$ 0.12 (twelve centavos) per share, totaling R$ 24,783,314.16

(twenty-four million, seven hundred and eighty-three thousand, three hundred and fourteen Reais and sixteen centavos), representing 103.9% of the net adjusted income for the fiscal year, pursuant to Article 202 of Law 6.404/76 for the purposes of the minimum mandatory dividend; 3. Elected the members of the Board of Directors with their term of office to run to the E/OGM of 2011, being thus made up of, Effective Members: Chairman, NILDEMAR SECCHES, Brazilian, widower, mechanical engineer, enrolled in the private taxpayers’ register (CPF) under number 589.461.528-34, bearer of ID card number 3.997.339-6 SSP/SP, resident and domiciled in São Paulo-SP; Vice Chairman: FRANCISCO FERREIRA ALEXANDRE, Brazilian, single, engineer and lawyer, enrolled in the private taxpayer’s register (CPF) under number 301.479.484-87, bearer of Bar Association of Alagoas  (OAB/AL) ID number 4307, resident and domiciled in Rio de Janeiro-RJ; CARLOS ALBERTO CARDOSO MOREIRA, Brazilian, divorced, business administrator, enrolled in the Brazilian taxpayers’ register (CPF) under number 039.464.818-84, bearer of ID card number 8.891.984 SSP/SP, resident and domiciled in Brasilia-DF; DÉCIO DA SILVA, Brazilian, married, industrial entrepreneur,  enrolled in the Brazilian taxpayers’ register (CPF) under number 344.079.289-72, bearer of ID card number 303.055 SSP/SC; JOÃO VINICIUS PRIANTI,Brazilian, married, economist, enrolled in the Brazilian taxpayers’ register (CPF) under number 248.481.818-10, bearer of ID card number 3529630 SSP/SP, domiciled and resident in São Paulo-SP; LUÍS CARLOS FERNANDES AFONSO, Brazilian, single, economist, enrolled in the Brazilian taxpayers’ register (CPF) under number 035.541.738-35, bearer of ID card number 13.611.483-0 SSP/SP, resident and domiciled in Rio de Janeiro-RJ; MANOEL CORDEIRO SILVA FILHO, Brazilian, married, business administrator, enrolled in the Brazilian taxpayers’ register (CPF) under number  253.571.747-68, bearer of ID CRA-RJ 11.458-1, resident and domiciled Rio de Janeiro-RJ; RAMI NAUMI GOLDFAJN, Brazilian, married, consultant, enrolled in the taxpayers’ register (CPF) under number 942.673.597-68 , bearer of ID card number  06873149 SSP/SP, resident and domiciled in São Paulo-SP.  Alternate Members: WANG WEI CHANG, Brazilian, married, electronics engineer, enrolled in the Brazilian taxpayers’ register (CPF) under number 534.698.608-15, bearer of ID card number  3.730.889-0 SSP/SP, resident and domiciled in São Paulo-SP; JOÃO JOSÉ CAIAFA TORRES, Brazilian, married, company administrator, accountant, enrolled in the Brazilian taxpayers’ register (CPF) under number 010.570.496/20; bearer of professional ID number  10820 CRC/MG, resident and domiciled in Brasilia-DF; WILSON CARLOS DUARTE DELFINO, Brazilian, married, mechanical engineer, enrolled in the Brazilian taxpayers’ register (CPF) under number 414.597.098-53, bearer of ID card number  12.817.354 SSP/SP, resident and domiciled in Brasilia-DF; GERD EDGAR BAUMER, Brazilian, widower, company administrator, enrolled in the Brazilian taxpayers’ register (CPF) under number  005.721.609-68, bearer of ID card number 2/R 71.449/SSP-SC, resident and domiciled in Jaraguá do Sul-SC; ADIB FADEL, Brazilian, married, production engineer, enrolled in the Brazilian taxpayers’ register (CPF) under number 032.396.838-49, bearer of ID card number 4.150.060 SSP/SP, resident and domiciled in São Paulo-SP; SUSANA HANNA STIPHAN JABRA, Brazilian, economist, divorced, enrolled in the Brazilian taxpayers’ register (CPF) under number 037.148.408-18, bearer of ID card 7.366.839-4 SSP/SP, resident and domiciled in Rio de Janeiro-RJ; MAURÍCIO DA ROCHA WANDERLEY, Brazilian, married, economist, enrolled in the Brazilian taxpayers’ register (CPF) under number 001.911.777-92, bearer of ID card 07562152-4/IFP, resident and domiciled in Niterói-RJ; CLÁUDIO DA SILVA SANTOS, Brazilian, married, administrator, enrolled in the Brazilian taxpayers’ register (CPF) under number 83.463.809-10, bearer of ID card  096.666.5953 SSP/RS, resident and domiciled in São Paulo-SP; The members of the Board deemed as independent directors are Décio da Silva, João Vinicius Prianti, Manoel Cordeiro Silva Filho and Rami Naum Goldfajn, as qualified above. The effective Directors and alternates hereby elected have declared that they are totally unencumbered pursuant to Article 147 of Law 6,404/76, for the exercise of their respective functions; 4. Elected to the Fiscal Council/Audit Committee with a term of office to run until the E/OGM of 2010, being made up of Effective Members: (i) as financial specialist and independent member: ATTÍLIO GUASPARI, Brazilian, married, engineer, enrolled in the taxpayers’ register (CPF) under number 610.204.868-72, bearer of ID card 19.799-6 issued by the Air Force Ministry, resident and domiciled in Rio de Janeiro-RJ; (ii) as independent member: OSVALDO ROBERTO NIETO, Brazilian, married, accountant, enrolled in the taxpayers’ register (CPF) under number 703.427.418-53, bearer of ID card number  W/676628-S SE/DPMAF/D, resident and domiciled in São Paulo-SP; (iii) JORGE KALACHE FILHO, Brazilian, married, engineer, enrolled in the taxpayers’ register (CPF) under number 178.165.217-15, bearer of ID card 2197470 IPF, resident and domiciled in Rio de Janeiro-RJ; Alternate Members: AGENOR AZEVEDO DOS SANTOS, Brazilian, married, accountant, enrolled in the taxpayers’  register (CPF) under number 383.239.407-97, bearer of professional ID CRC-RJ  number 43670-5, resident and domiciled in Rio de Janeiro-RJ; ERNESTO RUBENS GELBCKE, Brazilian, married, accountant enrolled in the taxpayers’  register (CPF) under number 062.825.718/04, bearer of ID card 2660114 SSP/SP, resident and domiciled São Paulo-SP; MAURICIO ROCHA NEVES, Brazilian, separated, accountant, company administrator, enrolled in the taxpayers’  register (CPF) under number 871.201.867-87, bearer of ID card 073.676.579 IPF/RJ, resident and domiciled in Rio de Janeiro-RJ; the effective and alternate councilors hereby elected have declared that they are totally unencumbered pursuant to Article 147 of Law 6,404/76, for the exercise of their respective functions; 5. Approved the Management of the Company’s compensation for the current fiscal year in the annual, aggregate amount of up to R$ 19,500,000.00 (nineteen million, five hundred thousand) including the additional remuneration for December 2009 for the value corresponding to one month’s fees. The payment of the minimum value established in law of 10% of the average compensation of each member of management as compensation for the members of the Fiscal Council is assured pursuant to Article 162, Paragraph 2 of Law 6.404/76. DOCUMENTS ATTACHED: 1. Shareholders Present List. DOCUMENTS FILED WITH THE COMPANY: 1. Proxy instruments granted; 2. Voting declarations. TERMINATION: These minutes, having been drafted, read and approved, were signed by those present. (Authorized the publication of these minutes excluding the signatures of the shareholders present pursuant to Article 130, Paragraph 2 of Law 6,404/76). São Paulo-SP, April 30 2009. NILDEMAR SECCHES, Chairman, and NEY ANTONIO FLORES SCHWARTZ, Secretary. SHAREHOLDERS PRESENT: CAIXA PREVID FUNC DO BCO DO BR; PETROS - Fund. Petrobrás Seg. Soc.; PRAT 25 FIM; THE B O N YORK ADR DEPARTMENT; WEG PART E SERVICOS S A, FUND SISTEL SEGURIDADE SOCIAL, FUND VALE R DOCE SEG SOC VALIA, FUNDO DE INV EM ACOES ACAO,                                  T.ROWE PRICE INTERNATIONAL FUNDS: T.ROWE PRICE LATIN AMERICA FUND; ISHARES MSCI BR FREE IND FUND, FPRV1 SABIA FIM PREVIDENCIARIO, VANGUARD WINDSOR FUND, FRANKLIN TEMPL INV FUNDS, T.ROWE PRICE EMERGING MARKETS STOCK FUND, EMERGING MARKETS GROWTH FUND INC, NORGES BANK, T.ROWE PRICE T CO,TRT OF THE INT COMMON T FUND ON BEHALF OF ITS UNDERLYING T, EMERGING MARKETS E T, MORGAN ST SIC LAT AMER EQ FUND, EQ ADVISORS TRUST, CITIFCP, CAPITAL INTERNATIONAL EMERGING MARKETS FUND, T M T B O J L TR MTBC400035139, TEACHER RETIR SYSTEM OF TEXAS, STATE OF CAL PUB EMPL RET SYS, THE CAL STATE TEACH RETIR SYS, SHAN BAN CHUN, RAILWAYS PENS TR COMP LIMITED, BARCLAYS GLOBAL INVESTORS NA, GENERAL ELECTRIC

PENSION TRUST, MORGAN ST SIC EM MK EQ FUND, TREASURER T S O N C E I F P TR, T.ROWE PRICE FUNDS SICAV, THE PENS RES INV MANAG BOARD, VIRGINIA RETIREMENT SYSTEM, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS, MARCIA DA SILVA PETRY, GERD EDGAR BAUMER, GREEN LINE LAT AMER GR FUND, THE BR MSCI MKTS IND COM TR FU, PENSIONSKASSERNES ADMIN S,                                    THE P SCH RET SYS OF MISSOURI, VOIGT SCHWARTZ ADM LTDA, PERDIGAO SOC PREV PRIVADA, PUBLIC EMPL RET SYS OF IDAHO, T.ROWE PRICE I INT FUNDS, INC. ON BEHALF OF ITS SEPARATE SER T.ROWE PRICE IEMER MARKET EQUITY FUND, EGGON JOAO DA SILVA ADM LTDA, EGGON JOAO DA SILVA, JAPAN TRUSTEE SERVICES BANK,LTD AS TRUSTEE FOR THE SUMITOMO TRUST & BANKING CO.,LTD AS TRUSTEE FOR MORGAN STANLEY LATIN AMERICA EQUITY FUND (FOR QUALIFIED INSTITUTIONAL INVESTORS ONLY), CITIGROUP EMERG MARKET TRUST, EMERGING MARK EQUITY TRUST 4, ALAMEDA C EMPL RETIR ASSOC, VAN KAM S F I V K EM MARK FUND, THE LATIN AMER DISC FUND INC, FIDELITY S P CONS ST PORTFOLIO, RUSSELL INV COMP EM MARK FUND, THE MONET AUTH OF SINGAPORE, COLLEGE RETIR EQUITIES FUND, DIMENSIONAL FUNDS PLC, THE B OF PENS OF THE PR CH USA, DABLIUVE ADMINISTRADORA LTDA, CAPITAL GUARDIAN ALL COUNTRY WORLD EQUITY F FOR TAX-EXEMPT T WHOSE TRUSTEE IS C GUARDIAN TRT COMPANY, CAISSE DEPOT ET PLAC DU QUEBEC, PRUDENTIAL R INS AND ANN COMP, CATERPILLAR INC MASTER RETIR T,WILLIAM AND FL HEWL FOUNDATION, IBM DIV GLOBAL EQUITY FUND, MARTIN WERNINGHAUS, NORGES BANK, FIDELITY INV. SERV. FOR AND ON BEHALF OF FIDELITY INST. EMERG. MKT., TORONTO DOMINION MARKETS FUND, CAPITAL G EM MKTS EQUI MAST FD, VANG A W E U I F S O V I I FDS, UBS PREST FUND II LLC CLASS 30, FRANK R TR CO EMPL BEN FDS TR, HEIDI BEHNKE, THE NEW YORK ST COM RETIR FUND, EATON VAN TAX MAN EM MKTS FUND, GE A M C FUND EM M EQ SECTION, CAPITAL GUARDIAN EMERGING MARKETS EQUITY DC MASTER FUND, TANIA MARISA DA SILVA, VANGUARD INVESTMENT SERIES PLC, NORGES BANK, EMG M S C P O D INV DIM GR INC, ROCHE US DB PLANS MASTER TRUST, CHESNUT INTERNATIONAL LLC, EDUARDO WERNINGHAUS, MORGAN ST OFF EMERG MARK FUND, NILDEMAR SECCHES, THE TEXAS EDUCATION AGENCY, TRUSTEES O T O B P B D KAM SCH, GE INVESTMENTS FUNDS INC, CAPITAL G M E F FOR TAX EX TRU, POLICEMEN S A B F C OF CHICAGO, PENN SER EM MARK EQUITY FUND, STATE UNIV RETIREMENT SYSTEM, NORTHERN L M C S O B O UNIVEST, EMERGING MARKETS INDEX FUND E, EATON VAN STR EMERG MARK FUND, MICROSOFT GLOBAL FIN LIMITED, NORGES BANK, FORD MOT CO DEF BEN MAS TRUST, STATE STREET EMERGING MARKETS, IBM SAVINGS PLAN, AXA P V T A P V S M C VL PORT, CATERPILLAR INC GR INSUR P T, NON T S EMPL RET SYST OF MISSO, CAPITAL INT INT EQUITY, CAPITAL INTERNATIONAL PORTFOLIOS,THE FUT FUND B OF GUARDIANS, BLUE REEF INVESTMENTS LLC, DIMENSIONAL FUNDS II PLC, VANGUARD EM MARK SH INDEX FUND,TYLER FINANCE LLC, JAPAN TRUSTEE SERVICES BANK, LTD AS TRUSTEE FOR THE SUMITOMO TRUST & BANKING CO., LTD

AS TRUSTEE FOR MORGAN STANLEY GLOBAL, EMERGING MARKETS EQUITY MOTHER FUND,CAPITAL INT GROWTH AND INCOME, CAPITAL GUARDIAN EMERGING MARKETS EQUITY FUND FOR TAX-EXEMPT TRUSTS, JOHN HANC TR INT EQ IND TR A, VAN KAM S F I V K G ALLOC FUND, PUBLIC E RE ASS OF NEW MEXICO, INFINITY VALUE INVESTMENTS LLC, PREVIDENCIA B FIA, IGUACU FC FIA, ITAU CONSUMO ACOES FUNDO INV, DIMENSIONAL EM MKTS FUND INC, CAPITAL GUARDIAN EMERGING MARKETS TOTAL OPPORTUNITIES MASTER FUND, T.ROWE PRICE FUNDS SICAV,GE INSTITUTIONAL FUNDS, MORGAN ST DEAN WIT INTL FUND, JOHN HANC TR INT EQ IND TR B, JOHN H FUN II INT EQ IND FUND, WILMINGTON MUL MANAG INT FUND,BGI EM MARK STR INSIG FUND LTD, TOP PICKS VALUE INVESTORS LLC, ABU DH RET PENS AND BENEF FUND, VANGUARD T W F S I EQ IND FDS, PPL SERV CORP MASTER TRUST, VARIABLE I P F I C S PORTFOLIO, ELFUN DIVERSIFIED FUND,CAPITAL GUARDIAN EMERGING MARKETS TOTAL OPPORTUNITIES FUND FOR TAX-EXEMPT TRUSTS, COUNTY E A A B F O T C COUNTY, GE FUNDS, FIA PACTUAL ANDROMEDA, ILLINOIS ST B OF INVESTMENT, FUNDO INV ACOES SAINT ANDREWS, FIA PACTUAL DINAMICO, UBS PACT NOSSA CAIXA MULT F I, FUNDO INV EM ACOES PRVICOKE RV, NORTHERN TRUST QUANT FUND PLC, FUNDO M INV AC CART LIV RAPSAG, GEUT EMERGING EQUITY PASSIVE 1, NEY ANTONIO FLORES SCHWARTZ, ING R G L CAP IND 85 PORTFOLIO, FIA PACTUAL BLUE CHIPS, FUNDO MUT INV ACOES CL BELLS, FIA CAROL, UBS PACTUAL MULTI ACOES FIA, FELIPE FERREIRA MARTINS, ANDRE LUIZ BASSI, FUNDO INV VOTORANTIM EM ACOES, FI VOTOR SUST ACOES, FI VOTOR EQUITY PROT ACOES, LECIO DE OLIVEIRA ARANTES.

NEY ANTONIO FLORES SCHWARTZ

Secretary